Exhibit 1

NXP Semiconductors

Quarterly report of the NXP Group

for the 4th quarter ended December 31, 2008

•                  Fourth quarter sales at USD 979* million compared to USD 1,678 million in the fourth quarter of 2007 and USD 1,216* million in the third quarter of 2008

•                  Comparable year-on-year sales decrease of 25.6% and comparable sequential sales decline of 21.9%

•                  Fourth quarter Adjusted EBITDA at USD 41 million, compared to USD 349 million in the fourth quarter of 2007 and USD 147 million in the third quarter of 2008

•                  Cash position of USD 1,796 million at the end of the fourth quarter including utilization of the  revolving credit facility of USD 400 million

•                  Net cash used for operating activities in the fourth quarter of 2008 at USD 132 million, excluding redesign charges of  USD 48 million

•                  Considerable advances made towards the execution of the redesign plans announced during the third quarter of 2008

•                  Factory loading 56% in the fourth quarter of 2008 compared to 68% in the third quarter of 2008 and 84% in the fourth quarter of 2007 resulting from the lower demand as a consequence of the unprecedented economic downturn in our industry

•                  Book to bill ratio in the fourth quarter of 2008 at 0.71 compared to 1.00 in the third quarter of 2008

* excluding wafer sales to ST-NXP Wireless JV and the July 2008 sales of the divested wireless business.

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward- looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash or raise sufficient capital to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers.

Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry, our market segments and business units generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Use of non-US GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s)

A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Introduction

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

As from January 1, 2008, the Company has changed its reporting currency from Euro to US dollar in order to be more aligned with the semiconductor market and for comparison reasons with its peers.

The functional currency of the various entities in NXP’s group consolidation has not changed.

For consolidation purposes, the financial statements of those entities, including the parent company NXP B.V., with a functional currency other than the US dollar, are translated into US dollar. Assets and liabilities are translated using the exchange rates on the respective balance sheet dates. Income and expense items in the statements of operations and cash flows are translated at monthly exchange rates. The effects of translating the financial position and results of operations from local functional currencies are reported as a component of ‘Accumulated other comprehensive income’ in the consolidated statements of changes in shareholder’s equity. Financial data of previously reported periods are recalculated and the consequential effect on the line items in the financial statements is recorded as a translation difference in ‘Accumulated other comprehensive income’.

The Company concluded that the (retrospective) change in reporting currency is justified under the provisions of SFAS No. 52.

Fourth quarter 2008 compared to fourth quarter 2007

•                  all amounts in millions of US dollars unless otherwise stated; data included are unaudited

•                  financial reporting in accordance with US GAAP

•                  the total purchase price paid for the acquisition of all of NXP’s issued and outstanding shares by KASLION Acquisition B.V. on September 29, 2006 has been pushed down to NXP B.V. and allocated to the fair value of assets acquired and liabilities assumed. Reference is also made to footnote 1 of NXP’s Annual Report 2007. The impact on the 2008 financial results of the purchase price accounting (“PPA”) used in connection with this acquisition and subsequent acquisitions and divestments has been separately provided; adjusted financial results are also provided to eliminate the impact of these accounting effects. This presentation does not comply with US GAAP; however, the Company believes it provides investors with a useful basis of comparison with prior year results

•                  Earnings before Interest and Taxes (“EBIT”) as applied by the Company, has the same meaning as income from operations as presented in the accompanying consolidated financial statements

•                  Adjusted EBIT refers to EBIT adjusted for incidental items such as restructuring, litigation, IT system reorganization costs, exit of product lines, other non operations-related items, impairments and the effects of purchase price accounting

•                  comparable sales growth reflects relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions, divestments and reclassified product lines (consolidation changes)

•                  our IC Manufacturing Operations  segment has been renamed Manufacturing Operations

Recent Developments

Economic and financial crisis

We have been impacted significantly in the fourth quarter of 2008 by the unprecedented economic downturn in our industry. The financial crisis and semiconductor market conditions caused a rapid deterioration of demand towards the end of the third quarter especially in the automotive and consumer sectors. In the fourth quarter this deterioration broadened over all sectors leading to a sequential nominal sales decline of 25.3%. The lowered sales and decreased visibility severely impacted the utilization of our factories, which declined to 56% in the fourth quarter compared to 68% in the third quarter of 2008. Also, our book to bill ratio declined to 0.71 compared to 1.00 in the third quarter of 2008 as a consequence of which our visibility on future potential sales levels has declined. Margins were strongly affected by the lowered sales and related lower utilization of our factories, resulting in an EBIT loss of USD 258 million in the last quarter of 2008.

Redesign Program

On September 12, 2008, we announced a redesign program (the ‘‘Redesign Program”) intended to right-size our cost base to match our revenue profile following the disposition of our wireless business.

The Redesign Program was intended to be completed by the end of 2010 and targeted a reduction in annual operating costs of USD 550 million, benchmarked against our 2008 forecast cost base, adjusted for the disposition of our wireless business. This reduction was to be delivered mainly through a significant restructuring of our manufacturing base, the refocusing and resizing of central research and development (“R&D”), and reductions in support functions, and was expected to affect approximately 4,500 employees globally.

As initially envisaged, planned savings in the manufacturing base of USD 300 million on a run-rate basis were intended to be realized by the end of 2010, with R&D and support functions costs expected to be reduced by approximately USD 250 million in 2009. The related cash expense of the restructuring was estimated at USD 800 million, of which USD 600 million would be spent in 2009, and the remainder in 2010.

Since the announcement of the Redesign Program, we have made significant progress in detailing the Redesign Program and deploying the required measures within NXP, including taking a restructuring charge of USD 500 million in the third quarter of 2008 and completing the required consultations with unions and employee representatives in each jurisdiction except France.

In light of deteriorating financial and market conditions, beginning in the third quarter and then accelerating in the fourth quarter, we have now taken steps to accelerate and expand the Redesign Program. Savings are now expected to be realized more quickly than previously anticipated. We also expect that savings will be significantly higher than we originally estimated and also expect that the costs of the program will be lower than initially expected. We now estimate the costs of the program at USD 700 million rather than USD 800 million. As a result of this lower estimate and its impact on our actions notwithstanding the expansion of the program, in the forth quarter we reversed a portion of the associated restructuring charge, reducing it from USD 500 million to USD 443 million in the fourth quarter.

Although we have made significant progress in implementing our Redesign Program, there can be no assurance that we will be able to realize the intended gains in full or on our intended timetable and at the expected cost. The expected U.S. dollar amount of savings may also be affected by currency fluctuations, as a portion of our cost base is denominated in currencies other than U.S. dollars.

Impairments and write down of tax assets

Conditions began to weaken from the third quarter of 2008, particularly in our Home business which was particularly strongly impacted by the weakened market environment in 2008 and which saw declines most strongly in the cathode ray tube (“CRT”) TV market and in the retail set top box (“STB”) business.  Taking into account these developments, the current market environment, the divestiture of the wireless business and the implementation of the Redesign Program, the application of the impairment test resulted in the write-down of goodwill and intangibles of USD 714 million, recorded in the third quarter of 2008. We have not recognized a deferred tax asset associated with these impairment charges based on our estimates of future profitability, which had a substantial impact on our effective tax rate.

Revolving credit facility

At December 31, 2008, the Company had a senior secured revolving credit facility of USD 703 million (denominated: EUR 500 million) entered into on September 29, 2006, in order to finance working capital requirements and general corporate purposes, of which USD 298 million was unused as at end of the year.

On February 13, 2009, NXP received proceeds of USD 200 million by drawing under its available revolving credit facility. As of that date, the total amount drawn under the facility was USD 600 million, with approximately EUR 39 million of remaining availability after taking into account USD 5 million of bank guarantees under the facility.

Other information

Amounts and data included in this Quarterly report are unaudited, except for the full year 2008 information in the Group Financial Statements as set out on pages 21 to 33 of this Quarterly report that is based on NXP’s 2008 Group financial statements. In accordance with article 2:395 of the Netherlands Civil Code, we state that our auditor, Deloitte Accountants B.V., has issued an unqualified opinion on these 2008 Group financial statements.

For a better understanding of the Company’s financial position and results and of the scope of the audit of Deloitte Accountants B.V., this report should be read in conjunction with the financial statements from which these Group Financial Statements have been derived and the auditors’ report of Deloitte Accountants B.V. thereon issued on March 3, 2009.

We have published the US GAAP Group Financial Statements on March 3, 2009 on our website. The general meeting of shareholders has not yet adopted the financial statements.

Group performance

Operational items

In millions of USD unless otherwise stated

	Q4 2007	Effects of PPA	Q4 2007 excl. PPA	Q4 2008	Effects of PPA	Q4 2008 excl. PPA

Sales	1,678	—	1,678	1,026	—	1,026
% nominal growth	9.4		9.4	(38.9)		(38.9)
% comparable growth	9.3		9.3	(25.6)		(25.6)
Gross margin	636	(32)	668	186	(10)	196
Selling expenses	(107)	—	(107)	(72)	—	(72)
General and administrative expenses:
– Impairment goodwill and other intangibles	—	—	—	(8)	—	(8)
– Other general and administrative expenses	(314)	(150)	(164)	(156)	(77)	(79)
Research and development expenses	(362)	—	(362)	(192)	(5)	(187)
Other income (expense)	2	—	2	(16)	—	(16)
EBIT	(145)	(182)	37	(258)	(92)	(166)

EBITA	(38)	(32)	(6)	(398)	(10)	(388)
EBITDA	195	—	195	(263)	—	(263)
Incidental items	(105)	—	(105)	(60)	—	(60)
Adjusted EBITA			148			(84)
Adjusted EBITDA			349			41

Employees in FTE	37,627			30,174

EBIT to Adjusted EBITDA

In millions of USD

	Q4 2007	Q4 2008

EBIT	(145)	(258)

Exclude:
PPA effects amortization intangible fixed assets	150	82
PPA effects depreciation tangible fixed assets	32	10
Impairment goodwill and other intangibles	—	8
Exit of product lines	12	—
Restructuring costs	38	41
Other incidental items	55	19

Adjusted EBIT	142	(98)

Exclude:
Remaining amortization intangible fixed assets	6	14
Remaining depreciation tangible fixed assets	201	125

Adjusted EBITDA	349	41

Key data excl. PPA, incidental items and impairment charge

In millions of USD unless otherwise stated

		Year-on-year		Sequential		Year-to-date
		Q4 2007	Q4 2008	Q3 2008	Q4 2008	Q4 2007	Q4 2008

	Sales	1,678	979	1,336	979	6,321	5,358
	Wireless business wafer sales	—	47	38	47	—	85
	Total group sales	1,678	1,026	1,374	1,026	6,321	5,443

	Sales growth % excl. wafer sales:
	% nominal growth	9.4	(41.7)	(12.3)	(26.7)	1.3	(15.2)
	% comparable growth	9.3	(25.6)	1.0	(21.9)	1.4	(6.6)

	Gross margin	706	211	414	211	2,414	1,771
	As % of sales (excl. sales of wafers to wireless JV)	42.1%	21.6%	31.0%	21.6%	38.2	33.1
	Selling expenses	(103)	(73)	(90)	(73)	(407)	(381)
	General and administrative expenses	(129)	(46)	(110)	(46)	(455)	(418)
	Research and development expenses	(338)	(176)	(235)	(176)	(1,308)	(1,092)
	Other income	6	(14)	28	(14)	28	23

	Adjusted EBIT	142	(98)	7	(98)	272	(97)

	Adjusted EBITA	148	(84)	15	(84)	297	(57)
	Adjusted EBITDA	349	41	147	41	1,031	485

	Currency effects included in adjusted EBIT:
	Sales - translation effect		(20)		(35)		88

Gross margin	- translation effect		(6)		(11)		48
	- currency contracts	36	(28)	(42)	(28)	59	(64)
	Operating expenses - translation effect		16		29		(101)
	Total effect on adjusted EBIT(DA)	36	(18)	(42)	(10)	59	(117)

Sales

Sales by segment

In millions of USD unless otherwise stated

	Year-on-year				Sequential
	Q4	Q4	% change		Q3	Q4	% change
	2007	2008	Nom.	Comp.	2008	2008	Nom.	Comp.

Mobile & Personal	563	115	(79.6)	(22.9)	282	115	(59.2)	(28.5)
Home	241	223	(7.5)	(31.0)	212	223	5.2	(18.6)
Automotive & Identification	342	263	(23.1)	(20.5)	326	263	(19.3)	(15.6)
MultiMarket Semiconductors	426	307	(27.9)	(26.9)	425	307	(27.8)	(24.7)
Manufacturing Operations	76	47	• (1)	• (1)	69	47	• (1)	• (1)
Corporate and Other	30	24	• (1)	• (1)	22	24	• (1)	• (1)
Sales (2)	1,678	979			1,336	979
Wafer sales wireless JV	—	47	• (1)	• (1)	38	47	• (1)	• (1)
Sales	1,678	1,026	(38.9)	(25.6)	1,374	1,026	(25.3)	(21.9)

(1)          Percentage not meaningful

(2)          Excluding sales of wafers wireless JV

Sales

Sales, excluding sales of wafers to the wireless JV of USD 47 million, were USD 979 million for the 4th quarter of 2008 compared to USD 1,678 million for the 4th quarter of 2007, a decrease of 41.7 % on a nominal basis. The nominal sales decline was mainly due to consolidation changes of USD 319 million from the formation of the NuTune joint venture and ST-NXP Wireless (“ST-NXP”). On a comparable basis, sales declined by 25.6% due to the unprecedented economic downturn in the semiconductors industry. Furthermore, sales for the 4th quarter of 2008 were affected by an unfavorable currency effect of USD 20 million compared to the same quarter last year.

The weak economic environment in the 4th quarter of 2008 affected all segments. The remaining Mobile & Personal activities showed a sales decline of 22.9% on a comparable basis mainly driven by weak demand in the mobile phone market. Home segment sales decreased on a comparable basis by 31% due to the weak market for mainstream (retail) Set-Top Boxes and Can Tuners. The market for Flat TV retail sales also showed negative growth in the 4th quarter of 2008 compared to the same quarter last year. The Automotive & Identification business showed a 20.5% decline on a comparable basis. This followed a steep deterioration in the automotive market starting in the 3rd quarter of 2008. Sales in Identification were also weak. Sales in the MultiMarket segment declined by 26.9% on a comparable basis due to lower end customer demand and strong inventory control measures at distribution partners.

Nominal sales declined by 25.3% in the 4th quarter compared to the 3rd quarter of 2008. Sales were negatively affected by the divestment of our wireless activities which was only partly offset by the NuTune joint venture and acquired Conexant’s Broadband Media Processing activities. The sequential quarter-on-quarter comparable sales decreased by 21.9% compared to the 3rd quarter of 2008. The decline was across all of the business segments due to the weak economic environment experienced in the global market. In addition, sales for the 4th quarter were affected by an unfavorable currency effect of USD 35 million compared to the 3rd quarter of 2008.

Gross margin

Excluding PPA effects and incidental items, the gross margin was USD 211 million in the 4th quarter of 2008 compared to USD 706 million in the same quarter last year. The divestment of our wireless activities had a negative effect of USD 157 million on the gross margin.  The gross margin was strongly affected by lower sales and related lower factory utilization (56% in the 4th quarter of 2008 compared to 84% in the 4th quarter of 2007). Furthermore, gross margin for the 4th quarter of 2008 included a loss of USD 28 million from currency contracts, compared to a gain of USD 36 million in the corresponding period last year.  As a result, gross margin as a percentage of sales declined to 21.6% in the 4th quarter of 2008 compared to 42.1% in the corresponding period in 2007.

Incidental items for the 4th quarter of 2008 amounted to a loss of USD 15 million which includes process transfer costs of USD 13 million and restructuring related costs of USD 3 million. Incidental items amounting to a loss of USD 38 million in the 4th quarter of 2007 were mainly related to restructuring and the divestment of our Cordless & VoIP Terminal operations.

Excluding the PPA effects and incidental items, the gross margin sequentially decreased to 21.6% in the 4th quarter of 2008 from 31.0% in the 3rd quarter of 2008. Lower sales volumes and related lower factory utilization (56% in the 4th quarter compared to 68% in the 3rd quarter) led to a lower gross margin. Furthermore, the gross margin in the 4th quarter of 2008 was affected by unfavorable currency translation effects of USD 11 million. This was partly offset by a gain on currency contracts of USD 14 million as compared to the 3rd quarter of 2008.

Selling expenses

Selling expenses, excluding incidental items, were USD 73 million compared to USD 103 million in the corresponding quarter last year. The lower selling expenses were mainly caused by the divestment of the wireless activities (USD 21 million) partly offset by additional expenses (USD 5 million) related to the acquisitions in the Home segment. Selling expenses as a percentage of sales adjusted for incidental items  for the 4th quarter of 2008 were 7.5% against 6.1% in the same quarter last year, an increase largely driven by the rapid decline in sales volume.

Incidental items in the 4th quarter of 2008 amounted to a gain of USD 1 million mainly related to a release of a restructuring provision.

Selling expenses, excluding incidental items, were USD 73 million in the 4th quarter of 2008 compared to USD 90 million in the 3rd quarter of 2008. The lower selling expenses were due to the divestment of our wireless activities, the ongoing Redesign Program and favorable currency translation effects of USD 4 million.

General and administrative expenses

Excluding PPA and incidental items, G&A expenses were reduced from USD 129 million in the 4th quarter of 2007 to USD 46 million in the same quarter of 2008. The divestment of our wireless activities resulted in a lower G&A expense of USD 18 million. The reduction in G&A expenses was also achieved due to the effect of the Redesign Program and a release in non-cash charges for the share-based compensation program of USD 13 million as compared to a charge of USD 26 million in the corresponding quarter last year.

Incidental items in the 4th quarter of 2008 amounted to a loss of USD 33 million mainly related to IT system reorganization costs of USD 30 million and restructuring costs of USD 3 million.

Excluding PPA effects and incidental items, G&A expenses reduced from USD 110 million in the 3rd quarter of 2008 to USD 46 million in the 4th quarter of 2008. The decrease in G&A expenses was mainly due to the divestment of our wireless activities (USD 6 million), the ongoing Redesign Program and non-cash releases for the share-based compensation program of USD 13 million. Furthermore, G&A expenses in the 4th quarter were also affected by favorable currency translation effects of USD 5 million.

Research and development expenses

Excluding PPA and incidental items, R&D expenses amounted to USD 176 million in the 4th quarter of 2008 compared to USD 338 million in the corresponding quarter last year. The lower R&D expenses were mainly due to the divestment of our wireless activities and the effect of exited businesses with an impact of USD 98 million and USD 17 million respectively. Furthermore substantial reductions have been realized through the ongoing Redesign Program in the Home segment and Corporate and Other. These reductions were partly offset by additional costs of USD 24 million related to acquisitions made in the Home segment. R&D expenses in the 4th quarter of 2008 were also affected by favorable currency translation effects of USD 11 million compared to the same quarter last year.

The incidental items in the 4th quarter of 2008 were a loss of USD 11 million, of which USD 7 million was related to acquisitions made in the Home segment and the remaining USD 4 million was related to restructuring costs.

 Excluding PPA and incidental items, R&D expense in the 4th quarter decreased to USD 176 million from USD 235 million in the 3rd quarter of 2008. The lower R&D expenses were due to the divestment of our wireless activities (USD 52 million) partly offset by additional costs in the new activities in the Home segment (USD 12 million) and a favorable currency translation effect of USD 19 million.

Other income

Excluding incidental items, Other income amounted to a loss of USD 14 million in the 4th quarter of 2008 compared to a gain of USD 6 million in the same quarter last year.

The incidental items in the 4th quarter of 2008 were a loss of USD 3 million due to additional costs of USD 20 million related to the ST-NXP Wireless transaction, partly offset by a gain of USD 8 million related to the sale of assets. Other income in the 4th quarter of 2007 was mainly related to gains from the disposal of various fixed assets.

EBIT

In millions of USD unless otherwise stated

	Q4 2007				Q4 2008
	EBIT	Adjusted EBIT	As a % of sales		EBIT	Adjusted EBIT	As a % of sales

Mobile & Personal	(60)	—	—		(2)	(2)	(1.7)
Home	(62)	(24)	(10.0)		(67)	(24)	(10.8)
Automotive & Identification	31	70	20.5		(9)	37	14.1
MultiMarket Semiconductors	41	84	19.7		(29)	(1)	(0.3)
Manufacturing Operations	22	55	•	(1)	(75)	(40)	• (1)
Corporate and Other	(117)	(43)	•	(1)	(76)	(68)	• (1)
	(145)	142	8.5		(258)	(98)	(9.6)

(1) Not meaningful

EBIT

EBIT in the 4th quarter of 2008 was a loss of USD 258 million compared to USD 145 million in the same quarter last year. Included are PPA effects of USD 92 million (2007: USD 182 million), incidental items of a loss of USD 60 million (2007: loss of USD 105 million) and an additional impairment charge of USD 8 million. Incidental items in the 4th quarter 2008 mainly consisted of a loss related to the ST-NXP Wireless transaction of USD 11 million, process transfer costs of USD 14 million, IT system reorganization costs of USD 30 million, acquisition related expenses of USD 8 million and restructuring related costs of USD 5 million. These were partly offset by a gain of USD 8 million related to the sale of assets.

Adjusted EBIT for the 4th quarter of 2008 was a loss of USD 98 million compared to a profit of USD 142 million in the same quarter last year. The increased loss is mainly due to lower margins as a consequence of reduced sales volume and related lower factory utilization, partly offset by cost reductions. Furthermore, Adjusted EBIT for the 4th quarter included a loss on currency contracts of USD 28 million compared to a gain of USD 36 million in the corresponding quarter last year.

Adjusted EBIT for the 4th quarter of 2008 was a loss of USD 98 million compared to a profit of USD 7 million in the 3rd quarter of 2008. The increased loss is mainly related to lower margins as a consequence of lower sales volume and related lower factory utilization (56% in the 4th quarter compared to 68% in the 3rd quarter), partly offset by the reduced cost base.

Result on ST-NXP Wireless transaction

In the 4th quarter, the result on the Wireless transaction has been adjusted due to additional transaction-related costs of USD 20 million and a reduction in net assets divested of USD 9 million. On balance the loss on this transaction increased from USD 402 million in the 3rd quarter  to USD 413 million for the full year.

Furthermore, a non-cash impairment charge of USD 249 million was recorded in the 4th quarter under “result on equity-accounted investees” resulting from the decline in the fair value of our 20% shareholding in the ST-NXP Wireless joint-venture.

The result on the ST-NXP Wireless transaction as reflected in the year to date period is set out below:

Gross cash proceeds	1,550
Transaction-related costs	(84)
Cash divested	(33)
Net cash proceeds	1,433
20% shareholding ST-NXP Wireless J.V. at fair value at acquisition date	341
Total consideration	1,774

Net assets divested:
Intangible assets (incl. goodwill)	(1,327)
Property, plant and equipment	(303)
Inventories	(231)
Remaining assets	(165)
Liabilities	50
(1,976)

Liabilities deducted from transaction result	(211)
Result on transaction included in income from operations	(413)

Adjusted EBITA

Excluding PPA effects and incidental items, Adjusted EBITA for the 4th quarter of 2008 was a loss of USD 84 million compared to a gain of USD 148 million in the same quarter last year.

Adjusted EBITDA

Adjusted EBITDA amounted to a profit of USD 41 million in the 4th quarter of 2008 compared to a gain of USD 349 million in the corresponding quarter last year.  The divestment of the wireless activities together with the weak economic environment affected the gross margin partly offset by lower operating expenses. The difference between Adjusted EBITA and Adjusted EBITDA in the 4th quarter of 2008 is explained by depreciation costs of USD 125 million.

Net income

In millions of USD

	Q4 2007	Effects of PPA	Q4 2007 excl. PPA	Q4 2008	Effects of PPA	Q4 2008 excl. PPA

EBIT	(145)	(182)	37	(258)	(92)	(166)
Financial income (expense)	(38)	—	(38)	(175)	—	(175)
Income tax (expense) benefit	301	215	86	32	180	(148)
Result equity-accounted investees	(33)	—	(33)	(248)	—	(248)
Minority interest	(16)	—	(16)	4	—	4
Net income (loss)	69	33	36	(645)	88	(733)

Financial income and expense

Financial income and expense amounted to an expense of USD 175 million in the 4th quarter of 2008 compared to an expense of USD 38 million in the same quarter last year. Included is a loss of USD 34 million (4th quarter of 2007: profit of USD 100 million) as a result of changes in currency rates, predominantly related to our USD denominated notes and cash position. Net interest expense amounted to USD 126 million in the 4th quarter of 2008 compared to USD 119 million in the corresponding quarter last year. Furthermore, the 4th quarter of 2008 included an impairment loss of USD 13 million on a put option received in connection with a partly divestment of software activities.

Income tax (expense) benefit

In the fourth quarter of 2008 we recorded a tax benefit of USD 32 million.

Excluding PPA effects, the Company recognized an income tax expense of USD 148 million compared to an income tax gain of USD 86 million in the same quarter last year.

In the 3rd quarter of 2008, we recorded a charge of USD 254 million related to establishing partial valuation allowances against our net deferred tax assets in the Netherlands, Germany, France and the USA. In the fourth quarter of 2008 we added USD 254 million to the valuation allowance. At the end of 2008 the valuation allowance recorded against deferred tax assets amounted to USD 508 million. We concluded in line with FAS 109 principles that building a partial valuation allowance is an acceptable conservative approach, because of the Company’s recent history of cumulative tax losses for these countries.

Result on equity-accounted investees

Equity-accounted investees resulted in a loss of USD 248 million in the 4th quarter of 2008 compared to loss of USD 33 million in the same quarter last year. The loss in 2008 was largely related to the decline of the fair value of our 20% shareholding in the ST-NXP Wireless joint venture resulting in a non-cash impairment charge of USD 249 million. The 2007 loss included an impairment charge for our participation in Advanced Semiconductor Manufacturing Company (ASMC) and T3G.

Minority interests

The gain of USD 4 million in the 4th quarter of 2008 was related to the share of minority shareholders in the losses of consolidated companies, predominantly NuTune. In the 4th quarter of 2007, the share of minority shareholders amounted to a loss of USD 16 million mainly related to Systems on Silicon Manufacturing Company (SSMC).

Performance by segment

Mobile & Personal

Key data

In millions of USD unless otherwise stated

	Year-on-year		Sequential
	Q4 2007	Q4 2008	Q3 2008	Q4 2008

Sales	563	115	282	115
% nominal growth	10.4	(79.6)	(40.1)	(59.2)
% comparable growth	20.2	(22.9)	10.5	(28.5)
EBIT	(60)	(2)	(474)	(2)
Effects of PPA	(57)	(24)	(31)	(24)
Incidental items	(3)	24	(464)	24
Adjusted EBIT	—	(2)	21	(2)

Sales

The sales for the 4th quarter were USD 115 million compared to USD 563 million in the same quarter last year, resulting in a 79.6% nominal decline. The decline was mainly due to the divestment of our wireless activities (USD 413 million). Our remaining Mobile & Personal activities showed a comparable decline of 22.9% which is mainly driven by lower sales due to the weak market demand in the mobile phone market.

On a sequential basis, the sales decline was largely due to the divestment of our wireless activities (USD 120 million) and the weak economic environment.

EBIT

Adjusted EBIT in the 4th quarter of 2008 was a loss of USD 2 million compared to nil in the corresponding quarter in 2007. Adjusted EBIT was negatively affected by the divestment of the wireless activities.  This was largely offset by a positive impact from reduced operational expenses in discontinued activities within Mobile & Personal.

Incidental items in the 4th quarter of 2008 amounted to a profit of USD 24 million mainly related to divested wireless activities.

On a sequential basis, Adjusted EBIT decreased from a profit of USD 21 million in 3rd quarter of 2008 to a loss of USD 2 million in the 4th quarter of 2008. The lower Adjusted EBIT was due to lower margins resulting from reduced sales, partly offset by lower operating expenses.

Home

Key data

In millions of USD unless otherwise stated

	Year-on-year		Sequential
	Q4 2007	Q4 2008	Q3 2008	Q4 2008

Sales	241	223	212	223
% nominal growth	(11.7)	(7.5)	8.2	5.2
% comparable growth	(9.7)	(31.0)	(0.7)	(18.6)
EBIT	(62)	(67)	(704)	(67)
Effects of PPA	(28)	(13)	(39)	(13)
Incidental items	(10)	(21)	5	(21)
Impairment goodwill and other intangibles	—	(9)	(656)	(9)
Adjusted EBIT	(24)	(24)	(14)	(24)

Sales

Sales for the 4th quarter were USD 223 million compared to USD 241 million in the same quarter in 2007, a nominal sales decline of 7.5%. On a comparable basis sales declined by 31% mainly due to the general economic downturn, the continued decline in the CRT TV market and the weakness in the main stream (retail) STB and can tuner market, partly offset by an increased market share in the Digital TV Systems on Chip market after having started mass production for a major Japanese OEM.

Sales were USD 223 million in the 4th quarter of 2008 compared to USD 212 million in the 3rd quarter of 2008 resulting in a nominal increase of 5.2%, mainly due to the establishment of the NuTune joint venture and the acquisition of Conexant’s BMP activities in the third quarter of 2008. On a comparable basis sales declined by 18.6% reflecting the continuously deteriorating market environment with reduced customer demand.

EBIT

Adjusted EBIT in the 4th quarter of 2008 was a loss of USD 24 million compared to the same amount in the corresponding quarter last year. Lower operating expenses resulting from the restructuring efforts in the Home business were partly offset by increased costs related to the acquired activities and due to lower margins.

Incidental items for the 4th quarter of 2008 were a loss of USD 21 million mainly comprised of USD 15 million related to restructuring in the R&D organization and USD 6 million acquisition related costs.

On a sequential basis, the Adjusted EBIT loss increased from USD 14 million in the 3rd quarter to a loss of USD 24 million in the 4th quarter of 2008. This was mainly due to unfavorable mix effects in our margins.

Automotive & Identification

Key data

In millions of USD unless otherwise stated

	Year-on-year		Sequential
	Q4 2007	Q4 2008	Q3 2008	Q4 2008

Sales	342	263	326	263
% nominal growth	26.2	(23.1)	(9.2)	(19.3)
% comparable growth	12.1	(20.5)	(7.2)	(15.6)
EBIT	31	(9)	25	(9)
Effects of PPA	(37)	(35)	(39)	(35)
Incidental items	(2)	(11)	(8)	(11)
Adjusted EBIT	70	37	72	37

Sales

Sales for the 4th quarter were USD 263 million compared to USD 342 million in the same quarter last year resulting in a 23.1% nominal decline. On a comparable basis sales declined by 20.5% reflecting the steep decline in the automotive market during the 4th quarter of the year. The Identification sales were slow resulting from higher inventory levels in the distribution chain. Furthermore sales were affected by unfavorable currency translation effects of USD 10 million compared to the 4th quarter of 2007.

On a sequential basis, sales dropped from USD 326 million in the 3rd quarter of 2008 to USD 263 million in the 4th quarter of 2008, a comparable decline of 15.6%. The decrease was across all the product lines. Additionally, unfavorable currency translation effects led to a loss of USD 17 million in sales.

EBIT

Adjusted EBIT in the 4th quarter of 2008 was a gain of USD 37 million compared to a gain of USD 70 million in the corresponding quarter last year. The decline in EBIT was mainly due to lower gross margins resulting from reduced sales volumes, partly offset by the lower operating expenses.

Incidental items for the 4th quarter of 2008 were a loss of USD 11 million consisting of process transfer costs of USD 4 million and USD 7 million restructuring related costs.

On a sequential basis, Adjusted EBIT profit decreased from USD 72 million in the 3rd quarter of 2008 to a gain of USD 37 million in the 4th quarter of 2008. The lower Adjusted EBIT was mainly due to lower sales volumes which were partly offset by a reduced cost base.

MultiMarket Semiconductors

Key data

In millions of USD unless otherwise stated

	Year-on-year		Sequential
	Q4 2007	Q4 2008	Q3 2008	Q4 2008

Sales	426	307	425	307
% nominal growth	2.8	(27.9)	2.2	(27.8)
% comparable growth	4.4	(26.9)	3.5	(24.7)
EBIT	41	(29)	38	(29)
Effects of PPA	(39)	(19)	(36)	(19)
Incidental items	(4)	(9)	—	(9)
Adjusted EBIT	84	(1)	74	(1)

Sales

Sales for the 4th quarter showed a nominal decline of 27.9% compared to the same quarter in 2007 reflecting the lower end customer demand and tight inventory controls at the distribution partners in a weak market. Sales across all the business lines decreased specifically in commodities like General Applications and Automotive MOS. Manufacturers have scaled down production generally and reduced order intake from the module makers in Europe and Americas.

Sales declined by 27.8% on a sequential basis from USD 425 million in the 3rd quarter of 2008 to USD 307 million in the 4th quarter. The decline was across all business lines due to the economic slowdown in the last quarter of the year. Furthermore, sales in the 4th quarter of 2008 were impacted by unfavorable currency translation effects of USD 14 million compared to the 3rd quarter of 2008.

EBIT

The economic downturn resulting in lower sales volume led to an Adjusted EBIT loss of USD 1 million for the 4th quarter of 2008 compared to a gain of USD 84 million in the same quarter last year. The lower factory utilization and an unfavorable mix impacted the gross margin partly offset by lower operating expenses.

Incidental items in the 4th quarter of 2008 were a loss of USD 9 million mainly related to restructuring costs including stock obsolescence of USD 5 million.

On a sequential basis, Adjusted EBIT decreased from a profit of USD 74 million in the 3rd quarter to a loss of USD 1 million in the 4th quarter of 2008. The decline was mainly due to lower sales volume resulting in lower gross margins, which were also affected by lower factory utilization. Operating expenses were positively affected by favorable currency translation effects in the fourth quarter of 2008.

Manufacturing Operations

Key data

In millions of USD unless otherwise stated

	Year-on-year			Sequential
	Q4 2007		Q4 2008	Q3 2008	Q4 2008

Sales(2)(3)	76		47	69	47
Wafer sales to JV Wireless	—		47	38	47
Sales	76		94	107	94
% comparable growth	•	(1)	• (1)	• (1)	• (1)
% nominal growth	•	(1)	• (1)	• (1)	• (1)
EBIT	22		(75)	(453)	(75)
Effects of PPA	(21)		(1)	(86)	(1)
Incidental items	(12)		(34)	(324)	(34)
Adjusted EBIT	55		(40)	(43)	(40)

(1)   Percentage not meaningful.

(2)   Excluding internal sales to other Business Units

(3)   Excluding wafer sales to JV Wireless

Sales

The sales increase in the 4th quarter of 2008 to USD 94 million compared to USD 76 million in the corresponding quarter last year was mainly due to wafer sales to the ST-NXP Wireless joint venture. On a sequential basis, sales declined from USD 107 million in the 3rd quarter of 2008 to USD 94 million in the 4th quarter of 2008 primarily due to reduced sales to our divested Cordless & VoIP Terminal operations.

EBIT

Adjusted EBIT reduced from a profit of USD 55 million in the 4th quarter 2007 to a loss of USD 40 million in the 4th quarter of 2008. Adjusted EBIT was adversely affected by the lower factory utilization of 56% in the 4th quarter of 2008 compared to 84% in the same quarter. This was partly offset by cost savings and favorable currency translation effects on expenses.

Incidental items for the 4th quarter of 2008 were a loss of USD 34 million related to restructuring costs of USD 27 million and process transfer costs of USD 7 million.

Adjusted EBIT loss amounted to USD 43 million in the 3rd quarter of 2008 compared to a loss of USD 40 million in the 4th quarter. The effects from the lower factory utilization of 56% in 4th quarter compared to 68% in the 3rd quarter of 2008 were offset by a lower cost base and favorable currency translation effects.

Corporate and Other

Key data

In millions of USD unless otherwise stated

	Year-on-year		Sequential
	Q4 2007	Q4 2008	Q3 2008	Q4 2008

Sales	30	24	22	24
% nominal growth	• (1)	• (1)	• (1)	• (1)
% comparable growth	• (1)	• (1)	• (1)	• (1)
EBIT	(117)	(76)	(369)	(76)
Effects of PPA	—	—	—	—
Incidental items	(74)	(9)	(192)	(9)
Impairment goodwill and other intangibles	—	1	(50)	1
Adjusted EBIT	(43)	(68)	(103)	(68)

(1) Percentage not meaningful.

Sales

Sales in Corporate and Other segment mainly relate to IP licensing and NXP Software sales.

EBIT

Adjusted EBIT in the 4th quarter of 2008 was a loss of USD 68 million compared to a loss of USD 43 million in the same quarter in 2007. The higher loss was mainly due to a loss on currency contracts of USD 28 million against a currency contract gain of USD 36 million in the corresponding quarter. This was partly offset by a release in the non-cash charge for our share-based compensation program of USD 3 million compared to the cost of USD 26 million in the same quarter in 2007.

Incidental items in the 4th quarter of 2008 were a loss of USD 9 million. Incidental items for the 4th quarter of 2008 included IT system reorganization costs of USD 30 million partly offset by a release in the restructuring costs provision of USD 21 million.

The Adjusted EBIT loss decreased from USD 103 million in the 3rd quarter to a loss of USD 68 million in the 4th quarter of 2008 mainly due to lower corporate research and development expenditures of USD 12 million and a release in the non-cash charge for our share-based compensation program of USD 3 million, compared to a cost of USD 14 million in the 3rd quarter of 2008.

Liquidity and capital resources

At the end of the 4th quarter of 2008 cash and cash equivalents amounted to USD 1,796 million, compared to USD 1,535 million at the end of the 3rd quarter of 2008. Including the cash position and the unused portion of our senior secured revolving credit facility, NXP had in total access to liquidity resources of USD 2,094 million as of December 31st, 2008. We drew a further USD 200 million of the facility on February 13th, 2009; as of that date, after taking into account USD 5 million of outstanding bank guarantees, we had approximately EUR 39 million of capacity remaining under the facility.

Net cash utilized by operating activities amounted to USD 132 million in the 4th quarter of 2008, mainly due to lower gross margins. During the 4th quarter of 2008 USD 48 million of restructuring charges were paid out resulting in a total net cash utilized by operations of USD 180 million. Ongoing actions to improve our working capital position resulted in reduced overdue levels in receivables and lower inventories for the third consecutive quarter this year.

Net cash utilized for investing activities was USD 71million, composed of capital expenditures of USD 35 million and purchase of intangibles assets of USD 27 million mainly related to software tools. Proceeds from disposals of property, plant and equipment amounted to USD 11million. The net cash provided by financing activities was USD 385 million and included proceeds of a drawdown under our senior secured revolving credit facility of USD 400 million.

Given the crisis in the financial markets and based on our risk assessment we have deposited almost all our cash with at least A-rated institutions.

In relation to the divestment of our wireless activities we recognized gross proceeds of USD 1,550 million in the 3rd quarter of 2008.

The table below represents the additional adjustments made (mainly related to taxes and relevant capex) towards the excess proceeds at year end:

	Q4 2008	Full year 2008
Gross cash proceeds	—	1,550

Transaction-related expenses and accruals incl taxes*	(268)	(514)
Cash divested	—	(33)

Net available cash	(268)	1,003

Use of proceeds 2008:
Repayment Revolving Credit Facility		450
Conexant STB acquisition	3	111
Relevant Capex (August/December)	23	40
Use of proceeds	26	601

Excess proceeds	(294)	402

* any provisions, accruals and expenses related to the divestment of the wireless business can be deducted from the gross proceeds.

Please note that these figures constitute provisional calculations and are not definitive.

Subsequent events

On February 13, 2009, we drew an additional USD 200 million under our senior secured revolving credit facility.

On February 2, 2009, STMicroelectronics purchased our 20% stake in ST-NXP. The agreed purchase price, based on the sales and EBITDA performance of the ST-NXP business in the last twelve months, was USD 92 million.

In February 2009, we reached agreement with DSP Group Inc. for their repurchase of the 16% outstanding common stock of DSP Group Inc. currently held by us and obtained in 2007 following the divestment of our Cordless & VoIP Terminal operations.

Outlook

Our ability to give guidance on our expected first quarter revenues is limited, due to the unusual conditions prevailing in the semiconductor industry.  However based on overall consumer sentiment, recent order book development and expected future trading levels, we now foresee a 30% to 40% sequential sales decline in the first quarter of 2009 compared to the fourth quarter of 2008 on a business and currency comparable basis, which excludes wafer sales to ST-NXP and its successor.

Visibility of sales for the full year ahead is even more limited. In particular, we are unable to determine when the current severe downturn in the semiconductor industry will abate. However, our current expectation is that our 2009 revenues will be lower than our 2008 revenues, and the size of this decline could be significant. A decline, combined with the large cash cost of our Redesign Program, our interest expense and our capital expenditures would lead to reduced liquidity at the end of 2009.

Eindhoven, March 3, 2009

Board of Management

Consolidated statements of operations

all amounts in millions of USD

	4th quarter		January to December
	2007	2008	2007	2008

Sales	1,678	1,026	6,321	5,443

Cost of sales	(1,042)	(840)	(4,276)	(4,225)

Gross margin	636	186	2,045	1,218

Selling expenses	(107)	(72)	(425)	(400)
General and administrative expenses:
- Impairment goodwill and other intangibles	—	(8)	—	(714)
- Other general and administrative expenses	(314)	(156)	(1,189)	(1,161)
Research and development expenses	(362)	(187)	(1,328)	(1,199)
Write-off of acquired in-process research and development	—	(5)	(15)	(26)
Other income (expense)	2	(16)	134	(364)

Income (loss) from operations	(145)	(258)	(778)	(2,646)

Financial income (expense)	(38)	(175)	(181)	(614)

Income (loss) before taxes	(183)	(433)	(959)	(3,260)

Income tax (expense) benefit	301	32	396	(46)

Income (loss) after taxes	118	(401)	(563)	(3,306)

Results relating to equity-accounted investees	(33)	(248)	(40)	(268)

Minority interests	(16)	4	(47)	(26)

Net income (loss)	69	(645)	(650)	(3,600)

Consolidated balance sheets

all amounts in millions of USD

	December 31, 2007	September 30, 2008	December 31, 2008

Current assets:
Cash and cash equivalents	1,041	1,535	1,796
Securities	—	—	33
Receivables	764	801	517
Inventories	958	729	630
Assets held for sale	130	—	—
Other current assets	237	240	212
Total current assets	3,130	3,305	3,188

Non-current assets:
Investments in equity-accounted investees	76	646	158
Other non-current financial assets	64	62	18
Other non-current assets	486	184	469
Property, plant and equipment	2,500	1,968	1,807
Intangible assets excluding goodwill	3,844	2,637	2,384
Goodwill	3,716	2,637	2,661
Total non-current assets	10,686	8,134	7,497

Total assets	13,816	11,439	10,685

Current liabilities:
Accounts and notes payable	1,001	739	619
Accrued liabilities	935	1,374	983
Short-term provisions	40	367	129
Other current liabilities	73	51	120
Short-term debt	6	15	403
Total current liabilities	2,055	2,546	2,254

Non-current liabilities:
Long-term debt	6,072	6,048	5,964
Long-term provisions	798	800	1,072
Other non-current liabilities	106	102	107
Total non-current liabilities	6,976	6,950	7,143

Minority interests	257	217	213
Shareholder’s equity	4,528	1,726	1,075

Total liabilities and equity	13,816	11,439	10,685

Consolidated statements of cash flows

all amounts in millions of USD

	4th quarter		January to December
	2007	2008	2007	2008

Cash flows from operating activities:
Net income (loss)	69	(645)	(650)	(3,600)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	389	227	1,532	1,270
Write-off of in-process research and development	—	5	15	26
Impairment goodwill and other intangibles	—	8	—	714
Net gain on sale of assets	5	9	(114)	369
Results relating to equity-accounted investees	33	248	40	268
Minority interests (net of dividends paid to minority shareholders)	16	(4)	44	7
Decrease (increase) in receivables and other current assets	115	232	(38)	159
Decrease (increase) in inventories	(79)	90	(70)	122
Increase (decrease) in accounts payable, accrued and other liabilities	(4)	(132)	495	(356)
Decrease (increase) in non-current receivables/other assets	(98)	(228)	(237)	(67)
Increase (decrease) in provisions	(233)	16	(233)	346
Other items	(51)	(6)	(251)	120
Net cash provided by (used for) operating activities	162	(180)	533	(622)
Cash flows from investing activities:
Purchase of intangible assets	(6)	(27)	(37)	(36)
Capital expenditures on property, plant and equipment	(179)	(35)	(549)	(379)
Proceeds from disposals of property, plant and equipment	142	11	180	61
Proceeds from disposals of assets held for sale	—	—	—	130
Purchase of other non-current financial assets	(5)	(1)	(6)	(14)
Proceeds from the sale of other non-current financial assets	(1)	4	4	10
Purchase of interest in businesses	(8)	(3)	(328)	(206)
Proceeds from the sale of businesses	(3)	(20)	172	1,449
Cash settlement agreement with Philips	—	—	(114)	—
Net cash provided by (used for) investing activities	(60)	(71)	(678)	1,015
Cash flows from financing activities:
(Decrease) increase in debt	(3)	385	(22)	394
Capital repayment to minority shareholders	—	—	—	(78)
Net cash provided by (used for) financing activities	(3)	385	(22)	316

Effect of changes in exchange rates on cash positions	(21)	127	(24)	46

Increase (decrease) in cash and cash equivalents	78	261	(191)	755
Cash and cash equivalents at beginning of period	963	1,535	1,232	1,041
Cash and cash equivalents at end of period	1,041	1,796	1,041	1,796

Consolidated statements of changes in shareholder’s equity

all amounts in millions of USD

	January to December 2008
				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Retained earnings	Currency translation differences	Unrealized gain (loss) on available-for-sale securities	Pension (SFAS No. 158)	Changes in fair value of cash flow hedges	Total shareholder’s equity

Balance as of December 31, 2007	—	5,542	(1,444)	382	—	48	—	4,528

Net income (loss)			(3,600)					(3, 600)
Current period change				454	6	(31)		429
Differences due to translating the parent’s functional currency into Group reporting currency				(309)				(309)
Total comprehensive income (loss), net of tax			(3,600)	145	6	(31)	—	(3,480)

Share-based compensation plans		27						27
Balance as of December 31, 2008	—	5,569	(5,044)	527	6	17	—	1,075

Information by segments

all amounts in millions of USD unless otherwise stated

Sales, R&D expenses and income from operations

	4th quarter
	2007				2008
	Sales	Research and development expenses	Income (loss) from operations		Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales			amount	as a % of sales

Mobile & Personal	563	132	(60)	(10.7)	115	17	(2)	(1.7)
Home	241	75	(62)	(25.7)	223	70	(67)	(30.0)
Automotive & Identification	342	56	31	9.1	263	53	(9)	(3.4)
MultiMarket Semiconductors	426	14	41	9.6	307	33	(29)	(9.4)
Manufacturing Operations	76	17	22	• (1)	94	9	(75)	• (1)
Corporate and Other	30	68	(117)	• (1)	24	5	(76)	• (1)
Total	1,678	362	(145)	(8.6)	1,026	187	(258)	(25.1)

	January to December
	2007				2008
	Sales	Research and development expenses	Income (loss) from operations		Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales			amount	as a % of sales

Mobile & Personal	2,135	510	(159)	(7.4)	1,356	344	(665)	(49.0)
Home	927	258	(234)	(25.2)	836	251	(875)	(104.7)
Automotive & Identification	1,332	205	144	10.8	1,285	246	73	5.7
MultiMarket Semiconductors	1,619	118	164	10.1	1,554	147	63	4.1
Manufacturing Operations(2)	214	48	(210)	• (1)	324	40	(691)	• (1)
Corporate and Other	94	189	(483)	• (1)	88	171	(551)	• (1)
Total	6,321	1,328	(778)	(12.3)	5,443	1,199	(2,646)	(48.6)

(1) Percentage not meaningful

(2) For the year ended December 31, 2008, Manufacturing Operations supplied USD1,830 million to other segments (for the year ended December 31, 2007: USD 2,765 million), which have been eliminated in the above presentation.

Main countries

all amounts in millions of USD

Sales

	January to December
	2007	2008

China	1,263	907
Netherlands	1,022	970
Taiwan	527	406
United States	523	436
Singapore	545	556
Germany	386	346
South Korea	707	569
Other Countries	1,348	1,253
Total	6,321	5,443

The allocation is based on invoicing organization.

Reconciliation of non-US GAAP information

all amounts in millions of USD unless otherwise stated

Certain non-US GAAP financial measures are presented when discussing the NXP Group’s financial position. In the following tables, a reconciliation to the most directly comparable US GAAP financial measure is made for each non-US GAAP performance measure.

Sales growth composition (in %)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q4 2008 versus Q4 2007

Mobile & Personal	(22.9)	(0.5)	(56.2)	(79.6)
Home	(31.0)	(0.5)	24.0	(7.5)
Automotive & Identification	(20.5)	(2.6)	—	(23.1)
MultiMarket Semiconductors	(26.9)	(1.9)	0.9	(27.9)
Manufacturing Operations (1)	•	•	•	•
Corporate and Other (1)	•	•	•	•

NXP Group	(25.6)	(1.7)	(11.6)	(38.9)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q4 2007 versus Q4 2006

Mobile & Personal	20.2	2.5	(12.3)	10.4
Home	(9.7)	0.1	(2.1)	(11.7)
Automotive & Identification	12.1	7.4	6.7	26.2
MultiMarket Semiconductors	4.4	3.6	(5.2)	2.8
Manufacturing Operations (1)	•	•	•	•
Corporate and Other (1)	•	•	•	•

NXP Group	9.3	3.8	(3.7)	9.4

(1) Not meaningful

Adjusted EBITA to EBITA to Net income (loss)

	Q4 2007	Q4 2008

Adjusted EBITA	148	(84)
Add back:
Exit of product lines	(12)	—
Restructuring costs	(38)	(41)
Minority interest and results of equity-accounted investees	(49)	(244)
Other incidental items	(55)	(19)
Effects of PPA	(32)	(10)

EBITA	(38)	(398)

Include:
Amortization intangible assets (incl. impairment USD 8 million)	(156)	(104)
Financial income (expenses)	(38)	(175)
Income tax (expense) benefit	301	32

Net income (loss)	69	(645)

Adjusted EBITDA to EBITDA to Net income (loss)

	Q4 2007	Q4 2008

Adjusted EBITDA	349	41
Add back:
Exit of product lines	(12)	—
Restructuring costs	(38)	(41)
Minority interest and results of equity-accounted investees	(49)	(244)
Other incidental items	(55)	(19)
Effects of PPA	—	—

EBITDA	195	(263)

Include:
Amortization intangible assets (incl. impairment USD 8 million)	(156)	(104)
Depreciation property, plant and equipment	(233)	(135)
Financial income (expenses)	(38)	(175)
Income tax (expense) benefit	301	32

Net income (loss)	69	(645)

Adjusted EBIT to EBIT (=IFO)

	NXP Group	Mobile & Personal	Home	Automotive & Identification	MultiMarket Semiconductors	Manufacturing Operations	Corporate and Other
Q4 2008

Adjusted EBIT	(98)	(2)	(24)	37	(1)	(40)	(68)
Add back:
Exit of product lines	—
Restructuring costs	(41)	(3)	(15)	(7)	(8)	(30)	22
Other incidental items	(19)	27	(6)	(4)	(1)	(4)	(31)
Impairment goodwill and other intangibles	(8)		(9)				1
Effects of PPA	(92)	(24)	(13)	(35)	(19)	(1)	—
EBIT	(258)	(2)	(67)	(9)	(29)	(75)	(76)

Q4 2007

Adjusted EBIT	142	—	(24)	70	84	55	(43)
Add back:
Exit of product lines	(12)	(3)	1				(10)
Restructuring costs	(38)	—	(11)	—	(1)	(10)	(16)
Other incidental items	(55)	—	—	(2)	(3)	(2)	(48)
Effects of PPA	(182)	(57)	(28)	(37)	(39)	(21)	—
EBIT	(145)	(60)	(62)	31	41	22	(117)

Composition of net debt to group equity

	December 31, 2007	December 31, 2008

Long-term debt	6,072	5,964
Short-term debt	6	403
Total debt	6,078	6,367
Cash and cash equivalents	(1,041)	(1,796)
Net debt (total debt less cash and cash equivalents)	5,037	4,571

Minority interests	257	213
Shareholder’s equity	4,528	1,075
Group equity	4,785	1,288

Net debt and group equity	9,822	5,859
Net debt divided by net debt and group equity (in %)	51	78
Group equity divided by net debt and group equity (in %)	49	22

Supplemental consolidated statement of operations for the period January 1 to December 31, 2008 all amounts in millions of USD

(SUCCESSOR)

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Sales	—	4,027	1,276	5,303	140	—	5,443
Intercompany sales	—	1,081	411	1,492	303	(1,795)	—
Total sales	—	5,108	1,687	6,795	443	(1,795)	5,443
Cost of sales	(121)	(3,851)	(1,555)	(5,527)	(355)	1,657	(4,225)
Gross margin	(121)	1,257	132	1,268	88	(138)	1,218
Selling expenses	—	(308)	(142)	(450)	—	50	(400)
General and administrative expenses	(1,248)	(564)	(74)	(1,886)	—	11	(1,875)
Research and development expenses	12	(883)	(405)	(1,276)	—	77	(1,199)
Write-off of acquired in-process research and development	(26)	—	—	(26)	—	—	(26)
Other business income (loss)	(1,456)	453	650	(353)	(11)	—	(364)
Income (loss) from operations	(2,839)	(45)	161	(2,723)	77	—	(2,646)
Financial income and expenses	(372)	(249)	3	(618)	4	—	(614)
Income subsidiaries	(405)	—	—	(405)	—	405	—
Income (loss) before taxes	(3,616)	(294)	164	(3,746)	81	405	(3,260)
Income tax benefit (expense)	284	(246)	(79)	(41)	(5)	—	(46)
Income (loss) after taxes	(3,332)	(540)	85	(3,787)	76	405	(3,306)
Results relating to equity-accounted investees	(268)	—	—	(268)	—	—	(268)
Minority interests	—	—	3	3	(29)	—	(26)
Net income (loss)	(3,600)	(540)	88	(4,052)	47	405	(3,600)

Supplemental consolidated balance sheet at December 31, 2008 all amounts in millions of USD

(SUCCESSOR)

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Assets
Current assets:
Cash and cash equivalents	1,110	405	89	1,604	192	—	1,796
Securities	33	—	—	33	—	—	33
Receivables	—	362	150	512	5	—	517
Intercompany accounts receivable	127	216	56	399	50	(449)	—
Inventories	—	537	71	608	22	—	630

Other current assets	57	121	31	209	3	—	212
Total current assets	1,327	1,641	397	3,365	272	(449)	3,188

Non-current assets:
Investments in equity-accounted investees	140	—	18	158	—	—	158
Investments in affiliated companies	1,467	—	—	1,467	—	(1,467)	—
Other non-current financial assets	1	15	2	18	—	—	18
Other non-current assets	289	152	28	469	—	—	469
Property, plant and equipment:	231	1,133	168	1,532	275	—	1,807
Intangible assets excluding goodwill	2,326	49	7	2,382	2	—	2,384
Goodwill	2,661	—	—	2,661	—	—	2,661
Total non-current assets	7,115	1,349	223	8,687	277	(1,467)	7,497
Total assets	8,442	2,990	620	12,052	549	(1,916)	10,685

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	—	536	71	607	12	—	619
Intercompany accounts payable	36	153	256	445	4	(449)	—
Accrued liabilities	332	466	166	964	19	—	983
Short-term provisions	(5)	130	4	129	—	—	129
Other current liabilities	3	103	14	120	—	—	120
Short-term debt	400	—	3	403	—	—	403
Intercompany financing	—	3,280	(140)	3,140	12	(3,152)	—
Total current liabilities	766	4,668	374	5,808	47	(3,601)	2,254

Non-current liabilities:
Long-term debt	5,955	4	5	5,964	—	—	5,964
Long-term provisions	643	290	133	1,066	6	—	1,072
Other non-current liabilities	3	86	10	99	8	—	107
Total non-current liabilities	6,601	380	148	7,129	14	—	7,143
Minority interests	—	—	23	23	190	—	213
Shareholder’s equity	1,075	(2,058)	75	(908)	298	1,685	1,075
Total liabilities and Shareholder’s equity	8,442	2,990	620	12,052	549	(1,916)	10,685

Supplemental consolidated statement of cash flows for the period January 1 to December 31, 2008 all amounts in millions of USD

(SUCCESSOR)

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- Total	Non- guarantors (unrestricted)	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	(3,600)	(540)	88	(4,052)	47	405	(3,600)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	405	—	—	405	—	(405)	—
Depreciation and amortization	1,427	401	63	1,891	119	—	2,010
Net gain on sale of assets	1,422	(826)	(227)	369	—	—	369
Results relating to equity-accounted investees	268	—	—	268	—	—	268
Minority interests	—	—	(3)	(3)	10	—	7
Decrease (increase) in receivables and other current assets	(1)	69	75	143	16	—	159
Decrease in inventories	—	112	(7)	105	17	—	122
Increase (decrease) in accounts payable, accrued and other liabilities	(47)	(238)	(46)	(331)	(25)	—	(356)
Decrease (increase) intercompany current accounts	(338)	245	94	1	(1)	—	—
Increase in non-current receivables/other assets	(172)	150	(44)	(66)	(1)	—	(67)
Increase (decrease) in provisions	71	159	111	341	5	—	346
Other items	102	23	(6)	119	1	—	120
Net cash provided by (used for) operating activities	(463)	(445)	98	(810)	188	—	(622)

Cash flows from investing activities:
Purchase of intangible assets	—	(29)	(5)	(34)	(2)	—	(36)
Capital expenditures on property, plant and equipment	—	(228)	(73)	(361)	(18)	—	(379)
Proceeds from disposals of property, plant and equipment	—	60	1	61	—	—	61
Proceeds from disposals of assets held for sale	—	—	130	130	—	—	130
Purchase of other non-current financial assets	—	(14)	—	(14)	—	—	(14)
Proceeds from the sale of other non-current financial assets	4	6	—	10	—	—	10
Purchase of interest in businesses	(198)	—	(8)	(206)	—	—	(206)
Proceeds from sale of interests in businesses	1,447	1	1	1,449	—	—	1,449
Net cash (used for) provided by investing activities	1,253	(264)	46	1,035	(20)	—	1,015

Cash flows from financing activities:
Increase (decrease) in short-term debt	401	(3)	—	398	(4)	—	394
Capital repayment to minority shareholderss	—	—	—	—	(78)	—	(78)
Net changes in intercompany financing	(474)	567	(90)	3	(3)	—	—
Net changes in intercompany equity	(6)	180	(21)	153	(153)	—	—
Net cash provided by (used for) financing activities	(79)	744	(111)	554	(238)	—	316
Effect of changes in exchange rates on cash positions	60	4	(18)	46	—	—	46
Increase (decrease) in cash and cash equivalents	771	39	15	825	(70)	—	755
Cash and cash equivalents at beginning of period	339	366	74	779	262	—	1,041
Cash and cash equivalents at end of period	1,110	405	89	1,604	192	—	1,796

Quarterly statistics

all amounts in millions of USD unless otherwise stated

	2007				2008
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	1,461	1,538	1,644	1,678	1,519	1,524	1,374	1,026
% increase	(2.8)	(1.6)	0.3	9.4	4.0	(0.9)	(16.4)	(38.9)

EBIT	(291)	(339)	(3)	(145)	(167)	(284)	(1,937)	(258)
as a % of sales	(19.9)	(22.0)	(0.2)	(8.6)	(11.0)	(18.6)	(141.0)	(25.1)

EBITA	(99)	(200)	148	(38)	(6)	(124)	(1,096)	(398)
as a % of sales	(6.8)	(13.0)	9.0	(2.3)	(0.4)	(8.1)	(79.8)	(38.8)

EBITDA	112	17	358	195	162	46	(876)	(263)
as a % of sales	7.7	1.1	21.8	11.6	10.7	3.0	(63.8)	(25.6)

Adjusted EBITA	4	9	136	148	41	(29)	15	(84)
as a % of sales	0.3	0.6	8.3	8.8	2.7	(1.9)	1.1	(8.2)

Adjusted EBITDA	182	190	310	349	183	114	147	41
as a % of sales	12.5	12.4	18.9	20.8	12.0	7.5	10.7	4.0

Net income	(348)	(359)	(12)	69	(78)	(330)	(2,547)	(645)

	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	1,461	2,999	4,643	6,321	1,519	3,043	4,417	5,443
% increase	(2.8)	(2.2)	(1.3)	1.3	4.0	1.5	(4.9)	(13.9)

EBIT	(291)	(630)	(633)	(778)	(167)	(451)	(2,388)	(2,646)
as a % of sales	(19.9)	(21.0)	(13.6)	(12.3)	(11.0)	(14.8)	(54.1)	(48.6)

EBITA	(99)	(299)	(151)	(189)	(6)	(130)	(1,226)	(1,624)
as a % of sales	(6.8)	(10.0)	(3.3)	(3.0)	(0.4)	(4.3)	(27.8)	(29.8)

EBITDA	112	129	487	682	162	208	(668)	(931)
as a % of sales	7.7	4.3	10.5	10.8	10.7	6.8	(15.1)	(17.1)

Adjusted EBITA	4	13	149	297	41	12	27	(57)
as a % of sales	0.3	0.4	3.2	4.7	2.7	0.4	0.6	(1.0)

Adjusted EBITDA	182	372	682	1,031	183	297	444	485
as a % of sales	12.5	12.4	14.7	16.3	12.0	9.8	10.1	8.9

Net income	(348)	(707)	(719)	(650)	(78)	(408)	(2,955)	(3,600)

	period ending 2007				Period ending 2008

Inventories as a % of sales	13.5	13.1	13.8	15.2	16.3	15.9	12.0	11.6

Net debt: group equity ratio	52:48	54 : 46	52 : 48	51 : 49	54 : 46	57 : 43	70 : 30	78 : 22

Employees (in FTE)	37,620	38,176	38,116	37,627	36,800	36,576	33,622	30,174